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                             November 3, 2021

       Mark Gerhard
       Chief Executive Officer
       Ascendant Digital Acquisition Corp. III
       667 Madison Avenue
       5th Floor
       New York, NY 10065

                                                        Re: Ascendant Digital
Acquisition Corp. III
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed October 19,
2021
                                                            File No. 333-255349

       Dear Mr. Gerhard:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1

       General

   1.                                                   We note the auditor   s
consent included in Exhibit 23.1 makes reference to
                                                        their audit report
dated October 12, 2021. Please have your auditor revise their consent to reference the correct
date of the audit report included on page F-2 of your registration statement
   2. We note that the most recent amendment modified the terms of the units and specifically the warrants. We also
note that the previously filed legal opinions opined upon the old securities. Please file
new legal opinions which opine upon the registered securities as modified.
 Mark Gerhard
Ascendant Digital Acquisition Corp. III
November 3, 2021
Page 2

       You may contact Abe Friedman at 202-551-8298 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Lilyanna Peyser at 202-551-3222 with any other questions.



FirstName LastNameMark Gerhard                            Sincerely,
Comapany NameAscendant Digital Acquisition Corp. III
                                                          Division of
Corporation Finance
November 3, 2021 Page 2                                   Office of Trade &
Services
FirstName LastName